August 12, 2005

VIA EDGAR

Attn:  Brian Cascio, Accounting Branch Chief

Mail Stop 0306

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

Re:                               Angeion Corporation
Form 10-KSB for the fiscal year ended October 31, 2004

Dear Mr. Cascio:

                This letter will memorialize the June 13, 2005 conversation with Dale H. Johnson, Angeion Corporation CFO, Kristin Lochhead, SEC Staff, and Andrew D. LaFrence and Leslie Coolidge of KPMG.  The purpose of the conference call was to provide the Company and its auditors an opportunity to understand any open issues regarding the SEC’s May 11, 2005 comment letter that would affect Angeion’s financial statements.  This follow-up letter responds to the comments raised by the staff with the response numbered to correspond with the staff comment contained in its May 11, 2005 comment letter.

Form 10-KSB for the year ended October 31, 2004

(13) Discontinued Operations — Page 43

Comment 1

We note your response to comment 9.  It remains unclear to us why it is appropriate to record the contingent gain for amounts recoverable from product liability insurance for the ELA Medical litigation.  Question 5 of SAB Topic 5Y states that “The staff believes there is a rebuttable presumption that no asset should be recognized for a claim for recovery from a party that is asserting that it is not liable to indemnify the registrant.”  Registrants that overcome that presumption should disclose the amount of recorded recoveries that are being contested and discuss the reasons for concluding that the amounts are probable of recovery.  Tell us why you believe that the recovery is probable and you can confirm the acquisition of an asset from the insurance company when the outcome is dependent on a decision by the court or a compromise among the parties in a settlement agreement.  Additionally, tell us whether the entire balance of assets of discontinued operations relates to the contingent gain at October 31, 2004 and how you determined a reasonable estimate of the amount to be recovered.

SEC Response No. 1

                Angeion Corporation’s May 25, 2005 response letter indicated that the Company would disclose several developments in the lawsuit in its Form 10-QSB for the quarter ended April 30, 2005, which was filed on June 14, 2005.  In addition, the Company indicated that it would expand the disclosures in its Form 10-QSB filing for the quarter ended April 30, 2005 to disclose the amount of recorded recoveries that are being contested and discuss the reasons for concluding that the amounts are probable of recovery.

Supplementally, the points discussed during the June 13, 2005 conference call were to i) clarify that the Company acknowledges it is responsible for assessing the probability that a recovery will occur against the insurer, ii) explain the reasons for the differing dates associated with ICDs remaining implanted in patients, and iii) confirm that the cost of future explantations was not included in the current accrual.

The Company agreed to revise its disclosure as to how management determined the probability of recovery.  We agreed to make it clear that the Company decided on the merits of its analysis that it is probable that a recovery will occur against the insurer.  The Company’s outside counsel also came to the same conclusion as a result of its independent analysis.

In the Company’s draft of Note 9, the number of ICDs remaining implanted in patients was disclosed as of different dates for domestic and international patients.  The timing difference emanates from the fact that the patients are controlled by different regulatory bodies, the Food and Drug Administration in the United States and other regulatory bodies in countries outside of the United States.  We explained that the information disclosed was the most recent information available.

                The staff inquired as to whether the cost of future explantations was included in the Company’s current liabilities of discontinued operations.  We explained that future explantations cannot be predicted and are not considered probable.  As a result, the cost of future explantations was not included in the Company’s current liabilities of discontinued operations.  The Company modified its language in Note 9 to clarify those facts.

The following paragraphs represent Note 9, “Discontinued Operations and Litigation,” in Notes to Consolidated Financial Statements in the Form 10-QSB for the quarter ended April 30, 2005, which was filed on June 14, 2005.  We believe that we have addressed all the SEC comments from the May 11, 2005 letter and the June 13, 2005 conference call in this footnote which follows:

9.             Discontinued Operations and Litigation

During the period from October 1990 through March 2000, the Company was engaged in the development, design, manufacture and sale of implantable cardioverter defibrillator (“ICD”) systems.  ICDs are electronic devices that are implanted within the body and are connected to the heart with defibrillator leads.  They are designed to treat abnormally rapid heartbeats or tachycardia in the ventricular (or lower) chambers of the heart by monitoring the patient’s heartbeat and, in the event of tachycardia, delivering an electrical shock to return the heartbeat to normal rhythm.

During March 2000, the Company announced its decision to discontinue the development, manufacture and distribution of ICDs.  Accordingly, the Company accounts for the ICD business as a discontinued operation and amounts in the financial statements and related notes for all periods shown reflect discontinued operations accounting.

In June 2002, ELA Medical, a former partner of Angeion in a joint venture that manufactured and distributed ICDs, advised Angeion that some of the ICDs formerly manufactured by Angeion were experiencing premature battery depletion and that 14 had been explanted.  In accordance with FDA procedures, Angeion instituted a field corrective action and recall on certain of the ICDs.

In June 2003, ELA Medical sought reimbursement from Angeion for the cost of explanting and replacing the ICDs.  Angeion advised its insurance carrier of the ELA Medical claim and sought coverage of the claim.

                On September 13, 2004, the basic insurer, Medmarc Casualty Insurance Company, advised Angeion that Medmarc was denying insurance coverage to Angeion for the claim by ELA Medical.  In addition, on September 13, 2004, Medmarc commenced a declaratory judgment action against Angeion and ELA Medical in United States District Court for the District of Minnesota seeking a declaratory judgment that Medmarc’s interpretation of the policy is correct.  In the lawsuit, ELA Medical filed a cross-claim against Angeion for the costs and expenses it incurred in connection with the recall in the equivalent amount of $1,665,068.

Angeion has denied liability to ELA Medical and has counterclaimed against Medmarc and is seeking a declaratory judgment that Medmarc is liable (i) to Angeion for any amount that it is required to pay to ELA Medical, and (ii) for any fees and expenses that Angeion has incurred in connection with defense of the cross-claim by ELA Medical and the declaratory action by Medmarc.  Angeion vigorously intends to pursue its available defenses against ELA Medical and it asserts that Medmarc is required to provide Angeion insurance coverage with respect to these matters.

The lawsuit is currently in the discovery stage.  A summary judgment argument motion has been scheduled for June 24, 2005 on cross motions by the Company and Medmarc over whether or not Medmarc has a “duty to defend” the Company in the claim brought by ELA Medical.  The Company expects a decision within 90 days after the oral argument.  The Company expects that any trial in this matter will not occur until the spring of 2006.

The Company believes that although it may have some liability to ELA Medical, for several reasons, it is not liable to ELA Medical for the entire amount alleged.  ELA Medical has provided detailed information in support of the claimed amount associated with explantations that have taken place through March 31, 2004.  The Company has received sufficient information to reasonably estimate a range of expected loss based on the fact that (i) ELA Medical may not be able to substantiate the entire amount of the claim, (ii) a portion of the claimed amount is for explantations that appear to have been outside of the guidelines provided by the Company and approved by the FDA, (iii) the amounts for the explantations vary widely and some of the claimed amounts may not ultimately be determined as reasonable, and (iv) some ICDs remain implanted in patients.  As a result of these factors, the Company determined a range of possible losses associated with the claim and recorded the minimum amount of the range.  The current liability of discontinued operations is $989,000 at April 30, 2005.  This amount includes the minimum amount of the claim as discussed above together with other related expenses, including legal fees.

                The Company evaluated its claim for potential recovery from product liability insurance separately from its evaluation of the liability for possible losses associated with the claim.  As a result of that evaluation, the Company has recorded a receivable for an estimated amount recoverable from product liability insurance, including insurance coverage for recalls that the Company carried for the ICD products.

The Company considered a number of relevant facts in determining that it had a valid claim for an insurance recovery and that realization of that claim for recovery was probable.  The following facts were analyzed and considered in this evaluation of the claim for recovery:

1.               In a letter dated September 2, 2003, Medmarc Insurance Company initially advised Angeion that there was coverage, at least in part, and ultimately established a reserve for that coverage.

2.               The Company received written claims loss reports from Medmarc stating that the insurer had established a total reserve of $425,000 as of September 30, 2003 and that Medmarc had increased the reserve to $1,025,000 as of March 31, 2004.

3.               When the insurance policy was originally purchased and in response to Angeion’s specific request for product recall expense coverage, Medmarc amended its standard insurance policy by adding unique endorsements that were drafted by Medmarc to provide “Coverage for Product Recall-Related Medical Expenses.”  This was done primarily through two endorsements that together greatly expanded the ordinary definition of “bodily injury” to include, among other things, “the cost of reasonable and necessary medical expenses attributable to the withdrawal of the ICDs, including any physical examinations and surgical expenses.”

4.               Most of Medmarc’s arguments simply ignore the recall-related expense coverage endorsements that were drafted by Medmarc.

As stated above, in September 2004, over one year after being served notice with the claim, Medmarc advised the Company that it was denying coverage and commenced a court action against the Company seeking a declaratory judgment that Medmarc’s interpretation of the policy was correct.  Subsequent to this action, the Company worked closely with outside legal counsel to determine the probability and estimated amount of recoverability of insurance from Medmarc now that the recovery was subject to litigation.  This included consultation with attorneys that practice in the areas of insurance contractual matters and related litigation.  Based on these consultations and the analysis described above, the Company and its outside counsel continue to believe that it is probable that a recovery will occur against the insurer.

The Company determined the amount to recognize as recoverable by analyzing the range of probable recoveries that included (i) the claim, (ii) the self-insured retention obligation under the policy and (iii) legal fees.  The Company considered each element separately and based on the information provided by outside counsel, determined and recorded the minimum amount of the range for each element.  As of April 30, 2005, the entire $700,000 balance of current assets of discontinued operations represents elements related to the claim for recovery from product liability insurance.

During the second quarter of 2005, the Company determined that there were no changes in facts or circumstances that would require adjustment of the current assets of discontinued operations or current liabilities of discontinued operations as of April 30, 2005.

The ultimate amount of both the liability due to ELA Medical and the amount recoverable from insurance carriers are subject to future development and additional information.  The amounts currently estimated for the claim and associated expenses as well as the probable insurance recovery are based on data provided by ELA Medical for explantations that occurred through March 31, 2004 and other information related to the cause of the battery depletion.  As of March 29, 2005, 35 of the original 122 ICDs remained implanted in patients in the United States.  As of August 31, 2004, the most recent date for which data is available, 110 of the original 261 ICDs remained implanted in patients outside of the United States.  Since some devices remain implanted in patients, the Company is not able to estimate the ultimate amount of the claim and has not included the cost of future explantations in its liability for possible losses associated with the claim.  While it is not possible to predict the ultimate amount of the claim or the associated expenses, the Company believes that if the amount of the claim increases, the amount recoverable from the insurance company would also increase.  In addition, the Company’s liability insurance coverage for claims associated with its ICD products expires on July 11, 2005.

                The Company may incur additional expenses, which could be substantial, in connection with any purchase of insurance coverage beyond July 11, 2005.

If the Company does not prevail in its case against Medmarc Insurance Company, it would immediately seek to negotiate a settlement with ELA Medical.  The Company believes that it could negotiate a settlement and structure a payment schedule acceptable to both parties.  Moreover, the Company also believes that additional insurance coverage beyond July 11, 2005 can be purchased and financed with existing cash.

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The Company hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (651) 766-3492 if you have any questions or need additional information.

Very truly yours,

Angeion Corporation

/s/ Dale H. Johnson
Dale H. Johnson

cc:	Thomas G. Lovett, IV, Lindquist & Vennum
John C. Penn, Audit Committee Chair
Andrew LaFrence and Leslie Coolidge, KPMG LLP